
November 28, 2022

Evangelos J. Pistiolis
Director, President and Chief Executive Officer
TOP Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str
15124 Maroussi, Greece

> **Re: TOP Ships Inc.**
> **Registration Statement on Form F-3**
> **Filed November 18, 2022**
> **File No. 333-268475**

Dear Evangelos J. Pistiolis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Will Vogel, Esq.